Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces New Time Charter Agreements

February 1, 2021 - Athens, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) announced today that it has entered into time charter contracts (“T/C”) for two additional Capesize vessels with Anglo American, a leading global mining corporation, and Pacbulk Shipping, a major Asian drybulk operator. Furthermore, another Capesize vessel of the Company is extending its current time charter employment.

M/V Fellowship

The M/V Fellowship has been fixed on a T/C with Anglo American, a leading global mining company. The T/C is expected to commence in the beginning of the second quarter of 2021 and will have a term of minimum 12 to maximum 15 months. The daily hire of the T/C will be based on the 5 T/C routes of the Baltic Capesize Index (“BCI”), while the Company has also the option to convert the daily hire from index-linked to fixed for a minimum period of three months to a maximum of 12 months based on the prevailing Capesize Freight Futures Agreements (“FFA”) curve.

M/V Geniuship

The M/V Geniuship has been fixed on a T/C with Pacbulk Shipping, a major Asian dry bulk operator. The T/C is expected to commence in the beginning of the second quarter of 2021 and will have a term of approximately 11 to 14 months from the delivery date. The daily hire will be based on the 5 T/C routes of the BCI, while the Company has the option to convert the daily hire from index-linked to fixed for a minimum period of three months to a maximum of 12 months based on the prevailing Capesize FFA curve.

M/V Gloriuship

The same Asian dry bulk operator, Pacbulk Shipping, has agreed to extend for the second time the T/C of the M/V Gloriuship for a period commencing from the expiration of the current T/C in June 2021 until maximum April 2022. The daily hire will be based on the 5 T/C routes of the BCI, while the Company has the option to convert the daily hire from index-linked to fixed based on the prevailing Capesize FFA curve.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to further expand our relationship with leading global charterers through two additional Capesize vessels entering into long period employment. The relationships we have established with our charterers attest to the operational and commercial quality of our fleet.

Following the delivery of the M/V Fellowship and the M/V Geniuship to their subject charterers, 82% percent of our fleet will be employed under index-linked time-charters allowing Seanergy to be highly correlated with the performance of the Capesize index.

Based on the significantly improved market conditions, the strong fundamentals, and the worldwide positive sentiment, we believe that Seanergy, being the only pure-play Capesize owner listed in the US equity markets, is best positioned to fully benefit from the rising trend in the Capesize market.”

Fleet Employment Profile:

The table summarizes our fleet employment status following commencement of the above T/Cs:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment	Charterer	Earliest Expiration	Fixed Rate Option
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked	European utilities company	June 2022	Yes
Championship	Capesize	179,238	2011	Sungdong	T/C Index Linked	Cargill	November 2023	Yes
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked	European utilities company	May 2022	Yes
Premiership	Capesize	170,024	2010	Sungdong	T/C Index Linked	Glencore	November 2022	n/a
Squireship	Capesize	170,018	2010	Sungdong	T/C Index Linked	Glencore	December 2022	n/a
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked	Glencore	May 2023	n/a
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked	Pacbulk Shipping	January 2022	Yes
Fellowship	Capesize	179,701	2010	Daewoo	T/C Index Linked	Anglo American	Q2 2022	Yes
Geniuship	Capesize	170,058	2010	Sungdong	T/C Index Linked	Pacbulk Shipping	Q1 2022	Yes
Goodship	Capesize	177,536	2005	Mitsui	Voyage Charter	Vale S.A.	Q1 2021	n/a
Leadership	Capesize	171,199	2001	Koyo	Voyage Charter	International Trading Company	Q1 2021	n/a
Total		1,926,117	12

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a fleet of 11 Capesize vessels with an average age of about 12 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt. The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's ability to continue as a going concern; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC,  its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com